

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 13, 2010

Mr. M. Truman Hunt
Chief Executive Officer
Nu Skin Enterprises, Inc.
75 West Center Street
Provo, UT 84601

   Re: Nu Skin Enterprises, Inc.
     Form 10-K for Fiscal Year Ended
     December 31, 2009
     Filed March 1, 2010
     File No. 001-12421
     Schedule 14A
     Filed April 27, 2010

Dear Mr. Hunt:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits

Exhibit 10.30

1.   Your $100 million Multi-Currency Private Shelf Facility does not appear to have been filed in its entirety. Specifically we were unable to locate exhibits A, B, C, and D. Please file this facility in its entirety with your next periodic report.

Schedule 14A, filed April 27, 2010

Executive Compensation, page 16

2.   On page 18 you indicate that you "believe that [y]our compensation policies and practices do not motivate imprudent risk taking." Please describe the process you undertook to reach the conclusion that disclosure responsive to Item 402(s) of Regulation S-K is not necessary. In drafting your response, please clarify the distinction, if any, between the Item 402(s) standard of "reasonably likely to have a material adverse affect" and your reference to "imprudent risk taking" on page 18.

3.   We note the tabular presentation of Incentive Plan Targets on page 21. In future filings please provide a narrative discussion explaining any material variances between the percentage of target achieved and the percentage of target bonus paid. For example, the percentages of targets achieved during 2009, on both a quarterly and annual basis, are less than the percentage of target bonus paid, 171.2%. Please provide us with proposed disclosure based on your 2009 table.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or John Reynolds at (202) 551-3790 with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services